

March 11, 2013

<u>Via U.S. Mail</u>
Michael Long
President
Nightculture, Inc.
6400 Richmond Avenue
Houston, Texas 77057

> **Re: Nightculture, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 6, 2013**
> **File No. 000-49648**

Dear Mr. Long:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. Please amend your Form 8-K to include the required letter from your former auditor.

2. We note that you sent a letter to your former auditor in which "they" confirmed the termination of the auditor-client relationship. In this regard, it is unclear whether your former auditor resigned, declined to stand for re-election, or was dismissed. Please amend your Form 8-K to explicitly state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors. Refer to Items 304(a)(1)(i) and (iii) of Regulation S-K.

3. Disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

4. Please revise the second paragraph under Item 4.01 (a) to state whether, during your <u>two most recent fiscal years and any subsequent interim period</u> (through the date the relationship with your former auditor ended), you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. See Item 304(a)(1)(iv) of Regulation S-K.

5. Please revise the second paragraph under Item 4.01 (b) to state whether, during your <u>two most recent fiscal years and any subsequent interim period</u> (through the date of hire of your new auditor) you consulted with MaloneBailey LLP regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, (ii) the type of audit opinion that might be rendered on your financial statements, or (iii) any matter that was either the subject of a disagreement between you and Hood & Co.as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant